SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/22/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,653,581

8. SHARED VOTING POWER
1,515,393

9. SOLE DISPOSITIVE POWER
1,653,581
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,515,393



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,168,974 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.88%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,653,581

8. SHARED VOTING POWER
1,515,393

9. SOLE DISPOSITIVE POWER
1,653,581
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,515,393



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,168,974 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.88%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,653,581

8. SHARED VOTING POWER
1,515,393

9. SOLE DISPOSITIVE POWER
1,653,581
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,515,393



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,168,974 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.88%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,653,581

8. SHARED VOTING POWER
1,515,393

9. SOLE DISPOSITIVE POWER
1,653,581
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,515,393



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,168,974 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.88%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed June 9, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on March 6,2014, there were 46,043,135 shares of common stock outstanding as of December 31, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of August 22, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,168,974 shares of JGT (representing 6.88% of JGT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 3,168,974 shares of JGT include 1,653,581 shares (representing 3.58% of JGT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 3,168,974 shares of JGT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,515,393 shares (representing 3.30% of JGT's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,653,581 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,515,393 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JGT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of JGT were purchased:

Date:		Shares:		Price:
06/18/14	24,600		10.9713
06/19/14	22,800		10.9934
06/23/14	50,000		11.0594
06/24/14	18,321		11.0800
06/25/14	12,844		11.1181
06/26/14	5,000		11.1396
06/27/14	39,900		11.1930
06/30/14	11,745		11.2162
08/08/14	35,407		11.1959
08/11/14	16,323		11.2297
08/12/14	19,712		11.2274
08/13/14	18,236		11.2563
08/15/14	24,270		11.2949
08/18/14	16,077		11.3314
08/21/14	34,288		11.2650
08/22/14	16,500		11.2348


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
Bulldog Investors, LLC entered into an agreement with JGT and Nuveen Global Income Opportunities Fund ("JGG"),effective as of August 7, 2014, pursuant to which Bulldog Investors agreed to vote the shares of JGG and JGT for which it has the power to vote or direct the vote in accordance with the recommendation of the Board of Trustees with respect to the proposals submitted to shareholders at the annual shareholder meeting.Bulldog Investors also agreed to be bound by certain "standstill" covenants with respect to JGG and JGT.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/25/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Exhibit A:

STANDSTILL AGREEMENT
This Standstill Agreement (the "Agreement") is made and entered into effective as of the 7th day of August, 2014 by and among Nuveen Global Income Opportunities Fund ("JGG") and Nuveen Diversified Currency Opportunities Fund ("JGG") (each a "Fund" and, collectively, the "Funds"), and Bulldog Investors, LLC and on behalf of their respective members, successors, agents, employees, and assigns, (collectively, "Bulldog", together with the Funds, the "parties" and each, individually, a "party").

 WHEREAS, certain accounts managed by Bulldog are shareholders of the Funds;

 WHEREAS, the Funds and Bulldog and certain members of Bulldog have entered into a Non-Disclosure Agreement dated June 27, 2014 (the "Non-Disclosure Agreement");

 WHEREAS, each Fund's Board of Trustees ("Board") has approved a proposal to reorganize JGG and JGT into a single fund (the "Combined Fund"), subject to required approvals by shareholders of each Fund (such transaction being referred to herein as the "Reorganization"), and has called a meeting of shareholders of each Fund (such meeting, including any adjournments or postponements thereof, the "2014 Shareholder Meeting") at which the shareholders of each such Fund will be asked to vote on proposals to
(i) approve the Reorganization, (ii) approve a new investment management agreement with Nuveen Fund Advisors, LLC, (iii) approve a new sub-advisory agreement between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC and (iv) elect four (4) trustees to the Board (collectively, the "Proposals");

 NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

 1. The Funds. The Board of each Fund has approved a tender offer to be conducted by the Combined Fund after the completion of the Reorganization (the "Tender Offer") pursuant to which the Combined Fund would offer to purchase up to 25% of its then-outstanding common shares at a price per share, without interest, equal to 98% of the net asset value per share of its common shares as determined as of the close of the regular trading session of the New York Stock Exchange on the date the Tender Offer expires. Subject to the items noted in Appendix A, the Combined Fund hereby agrees to publicly announce the date of commencement of the Tender Offer within one month after the closing date of the Reorganization with payment pursuant to the Tender Offer to take place within three months after the closing date of the Reorganization. Odd lot shareholders shall not be afforded any preference in the Tender Offer.

 2. Bulldog. Bulldog shall vote or cause to be voted all shares of each Fund that Bulldog has the power to vote or direct the vote of, in accordance with the recommendation of the Board with respect to each Proposal; notwithstanding the foregoing, however, shares of each Fund held by Special Opportunities Fund, Inc., and any other closed-end investment company managed by Bulldog, may be voted proportionately if required by rule or law.

 From the date of this Agreement until August 31, 2017 (the "Restricted Period"), Bulldog shall not, directly or indirectly, with respect to a Fund or any successor fund to such Fund, including without limitation the Combined Fund (each a "Successor Fund"): (i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a 8 under the Securities Exchange Act of 1934, as amended, or otherwise) or any proposal for consideration by a Fund's or Successor Fund's Board; (ii) nominate any candidate for election as a director or trustee; or (iii) solicit proxies for any shareholder proposals or nominations of candidates for election as directors or trustees. During the Restricted Period, Bulldog shall not, either directly or indirectly, explicitly or implicitly, publicly or privately:
(i) encourage, recommend, advise or urge others to put forward shareholder proposals or nominations with respect to directors or trustees of a Fund or Successor Fund; (ii) indicate support or approval for any shareholder proposals or nominations relating to a Fund or Successor Fund (other than voting in accordance with the immediately following clause (iii));
(iii) in connection with proposals for trustees, auditors and any shareholder proposal, cause or permit any shares of a Fund or Successor Fund that Bulldog directly or indirectly has the power to vote or direct the vote of, to be voted in any way other than in accordance with the recommendations of the respective Fund's or Successor Fund's Board, or to be withheld from or otherwise abstain from voting on any such matter;
(iv) solicit or encourage others to vote against any matter recommended by a Fund's or Successor Fund's Board; (v) otherwise act, alone or in concert with others, to seek to influence or control the management, Board or policies of a Fund or Successor Fund; or (vi) threaten to bring or bring suit against a Fund, a Successor Fund, a Fund's or Successor Fund's Board or the Fund's or Successor Fund's investment adviser, other than for alleged violations of this Agreement and the Non-Disclosure Agreement.

 If the closing date of the Reorganization has not occurred on or prior to December 15, 2014, the obligations of Bulldog pursuant to Section 2 of this Agreement shall be null and void and of no further force and effect.

 3. Public Announcement. Within three business days of the date of this Agreement, the Funds shall announce publicly (i) the date of the 2014 Shareholder Meeting, (ii) their intention to submit the Reorganization proposal to a shareholder vote, and (iii) the information set forth above regarding the Tender Offer. Subject to Bulldog's approval, which shall not be unreasonably denied, such public announcement may disclose Bulldog's agreement to vote as set forth in Section 2 of this Agreement. The restrictions set forth in the Non-Disclosure Agreement shall terminate upon issuance of the public announcement.

 5. No Disparagement. During the Restricted Period, each party, and their respective officers, directors and trustees, and the Funds' investment adviser and its members, agents and employees, shall refrain from directly or indirectly disparaging or impugning, or taking any action reasonably likely to damage or impugn, the reputation of the other parties hereto or the Board, officers or investment adviser of a Fund. The foregoing shall not apply to any compelled testimony or production of information, by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

 6. Confidentiality. For the period from the date of this Agreement ending on the date the Funds make the public announcements pursuant to section 3 of this Agreement, other than announcements made by a Fund or otherwise made public by a Fund, in all cases as a Fund reasonably believes to be required by applicable laws, rules or regulations, all terms and provisions of, this Agreement shall remain confidential; provided, however, that any party hereto, any member of a Fund's Board, the Funds' officers, the Funds' investment adviser or Bulldog, may make disclosure necessary to comply with all applicable laws, rules or regulations, including applicable rules of any regulatory or self-regulatory body having jurisdiction over any such person, or legal process including but not limited to deposition, interrogatory, civil investigation, demand or similar process, subject to the provisions of the immediately succeeding paragraph.

 For the period set forth in the immediately preceding paragraph, in the event that any party to this Agreement or such other person described in the immediately preceding paragraph is requested or required to disclose any information regarding matters covered by this Agreement not already in the public domain (the "Information"), such person, if permitted, shall provide the other party with prompt written notice of such request or requirement so that such notified person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver the disclosing party is nonetheless, in the opinion of its counsel, compelled by law or regulation to disclose some or all of the Information, the party required to make such disclosure may, without liability hereunder, disclose only that portion of the Information which such counsel advises is required by law or regulation to be disclosed, provided that the disclosing party exercises reasonable efforts to preserve the confidentiality of the Information, including, without limitation, by cooperating with the person seeking to protect the Information to obtain an appropriate protective order; provided, however, that all costs (including any reasonable legal fees incurred by the disclosing party) that relate to obtaining such protective order shall be borne by the person seeking to keep such Information confidential.

 7. 	Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

To each Fund and each Fund's Board, by delivery to:
c/o Nuveen Fund Advisors, LLC
333 West Wacker Drive
Chicago, Illinois 60606
Attn: Kevin McCarthy
Email: Kevin.McCarthy@nuveen.com
Phone: (312) 917-6899
Facsimile: (312) 917-7952

	With copies to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Attn: Michael K. Hoffman
Email: michael.hoffman@skadden.com
Phone: (212) 735-3406
Facsimile: (917) 777-3406

	To Bulldog, by delivery to:

Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Email: pgoldstein@bulldoginvestors.com
Phone: (201) 556-0092
Facsimile: (201) 556-0097

	With copies to:

Stephanie Darling
General Counsel and Chief Compliance Officer
Bulldog Investors, LLC
250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663
Email: sdarling@bulldoginvestors.com
Phone: (201) 881-7109
Facsimile: (201) 556-0097

 Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail. Delivery solely to outside counsel shall not constitute duly given notice to any party hereto.

 8.  	Enforcement. The parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

 9.	No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and permitted assigns. Neither this Agreement nor any of the benefits of this Agreement shall be assigned by a party without the prior written consent of the other parties hereto. No person not a party to this Agreement shall have any rights, benefits or obligations hereunder.

 10.	Amendments. No amendments, changes or modifications may be made to this Agreement without the express prior written consent of each of the parties hereto.

 11.	Invalidity. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

 12.	No Waiver. No failure or delay by a party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the party against whom the waiver is sought to be charged.

 13. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

 14. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflicts of law or choice of laws of any state.
In the event of any litigation between the parties concerning this Agreement, it is agreed that the venue shall be determined by the defendant and the prevailing party in any such litigation, as determined in a judgment by the court, shall be entitled to recover its fees and expenses relating to such litigation,including, but not limited to, court costs, reasonable attorney's fees, witness fees,expert fees and applicable travel expenses.

 15. Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

 16. Entire Agreement. This Agreement and the Non-Disclosure Agreement constitute the entire agreements between the parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement and the Non-Disclosure Agreement integrate the whole of their agreements and understandings concerning the same. No prior oral or written representations or understandings concerning the subject matter hereof will operate to amend, supersede or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

 17. Mutual Release. The parties hereby mutually release and discharge each other, including each party's parents, subsidiaries and affiliates (including the Fund's investment adviser), and each of their current or former officers, directors, trustees, employees, representatives and agents, from any and all claims relating to the Funds other than claims initiated by a third party, which any party ever had based on any matter or thing done or omitted by any party prior to the date of this Agreement, whether known or unknown, accrued or contingent. Notwithstanding anything contained in this Agreement, the parties agree that no party is prohibited from enforcing the terms and conditions of this Agreement or of the Non-Disclosure Agreement or obtaining relief for any breaches of either this Agreement or the Non-Disclosure Agreement.

[The remainder of this page left blank intentionally.]

 IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

BULLDOG INVESTORS, LLC

By: /s/ Phillip Goldstein
Name: 	Phillip Goldstein
Title: 	member


NUVEEN GLOBAL INCOME
OPPORTUNITIES FUND
		                                NUVEEN DIVERSIFIED CURRENCY
						OPPORTUNITIES FUND

By: /s/ Kevin J McCarthy			By: /s/ Kevin J McCarthy
Name: 	Kevin J McCarthy			Name: 	Kevin J McCarthy
Title: 	Vice President				Title:  Vice President


Appendix A

Although the Combined Fund shall conduct the Tender Offer pursuant to the terms described in this Agreement, the Combined Fund will not commence the Tender Offer or accept common shares via the Tender Offer if:

(1) such transactions, if consummated, would (a) result in the delisting of the Combined Fund's shares from the New York Stock Exchange, or (b) impair the Combined Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended;

(2) There is any (a)in the Board's judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Combined Fund, (b) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of New York, (d) limitation affecting the Combined Fund or the
    issuers of its portfolio     securities imposed by federal or state
    authorities on the extension of credit by lending institutions,
    (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or
    (f) in the Board's judgment, other event or condition which would have a material adverse effect on the Combined Fund or its shareholders if common shares were repurchased; or

(3) the Board determines that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Combined Fund or its shareholders.

If the Tender Offer is delayed by the pendency of any of the above described events, the Combined Fund will commence the Tender Offer within thirty days of the termination of such delaying event. In the event that all delaying events have not ceased within six months of the date of the earliest to occur of any such delaying event, then the obligations of Bulldog pursuant to Section 2 of this Agreement shall be null and void and of no further force and effect, and the parties shall negotiate in good faith to reach an agreement that provides a comparable benefit to the shareholders of the Combined Fund.